FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release entitled “Telecom Argentina S.A. Announces Consolidated Nine-Month Period (“9M06”) and Third Quarter Results for Fiscal Year 2006 (“3Q06”)

FOR IMMEDIATE RELEASE	Market Cap: P$9.6 billion
(November 9, 2006)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED NINE-MONTH

PERIOD (“9M06”) AND THIRD QUARTER RESULTS

FOR FISCAL YEAR 2006 (“3Q06”)*

•	During 9M06 Telecom’s operations continued its positive evolution. Cellular and broadband subscribers grew 46% and 99%, respectively when compared to September 2005, while fixed lines in service grew 4% over the same period.

•	Net Revenues reached P$5,262 million (+30% vs. 9M05) mainly fueled by the expansion of the cellular business, which increased by 56% and data & Internet revenues, which increased by 20%.

•	Operating Profit before Depreciation and Amortization (OPBDA) increased by P$250 million (+17% vs. 9M05) reaching P$1,731 million. Operating Profit reached P$676 million (+95% vs. 9M05).

•	Net Income reached P$164 million for 9M06 and P$65 million for 3Q06, as a result of the general improvement of the business, partially offset by financial expenses (interest and holding results). Net Income for 9M05 was P$1,623 million, including a P$1,424 million non-recurrent gain generated as a result of the closing of the debt restructuring process. Shareholders’ Equity as of September 30, 2006, amounted to P$2,043 million.

•	Net financial Debt declined to P$ 3,777 million (-P$795 million vs. 9M05), primarily as a result of the cash flow generated by operations. The ratio of Net Financial Debt to OPBDA decreased from 2.3x as of September 30, 2005, to 1.6x.

*	Non-financial data unaudited

www.telecom.com.ar

	As of September-30
	2006	2005	Δ	Δ%
Consolidated Net Revenues (in MM P$)	5,262	4,057	1,205	30%
Fixed Telephony (includes directories edition)	1,858	1,797	61	3%
Cellular	2,993	1,918	1,075	56%
Data & Internet	411	342	69	20%
Operating Profit before D&A (in MM P$)	1,731	1,481	250	17%
Operating Profit (in MM P$)	676	347	329	95%
Net Income (in MM P$)	164	1,623	(1,459)	-90%
Shareholder’s equity (in MM P$)	2,043	2,154	(111)	-5%
Net Financial Debt - Before NPV effect (in MM P$)	3,777	4,572	(795)	-17%
Net Financial Debt - Book value (in MM P$)	3,579	4,209	(630)	-15%
CAPEX (in MM P$)	755	408	347	85%
Lines in service (Fixed lines -in thousands)	4,056	3,906	150	4%
Cellular customers (in thousands)	8,624	5,899	2,725	46%
Personal (Argentina)	7,675	5,308	2,367	45%
Núcleo (Paraguay)	949	591	358	61%
ADSL customers (in thousands)	375	188	187	99%
Fixed line traffic (in MM minutes, Internet Traffic not included)	12,517	12,527	(10)	0%
Incoming/Outgoing cellular voice traffic in Arg. (in MM minutes)	5,380	3,928	1,452	37%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	39	(1)	-2%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	39	35	4	11%

2

Buenos Aires, November 9, 2006 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today Net Income of P$164 million for the nine-month period ended September 30, 2006 (“9M06”).

	9M 06	9M 05	Δ	Δ%
N et Revenues (MMP$)	5,262	4,057	1,205	30%
N et Income/Loss (MMP$)	164	1,623	(1,459)	(90%)
Earnings/Loss per Share ($)	0.2	1.6	(1.5)	(90%)
Earnings/Loss per ADR ($)	0.8	8.2	(7.4)	(90%)
OPBDA *	33%	37%
Operating Profit/Loss *	13%	9%
N et Income/Loss *	3%	40%

*	As a percentage of Net Revenues

During 9M06, Consolidated Net Revenues increased 30% to P$5,262 million (+P$1,205 million vs. 9M05), fueled by the expansion of the cellular and broadband businesses, together with moderate growth in the fixed telephony business.

Moreover, OPBDA increased by 17% to P$1,731 million (+P$250 million), equal to 33% of Consolidated Net Revenues.

Net Income reached P$164 million during 9M05 and P$65 million in 3Q06. Year-to-year comparison is affected by the P$1,424 million non-recurrent gain generated in 2005 as a result of the closing of the debt restructuring process.

Company Activities

Consolidated Net Revenues

The growth in Consolidated Net Revenues (+30% vs. 9M05) is as follows:

Fixed Telephony (Voice, Data Transmission & Internet)

Fueled mainly by the increase in broadband penetration and an increase in the number of lines in service, revenues generated by the Fixed Telephony Business (including voice, data transmission and Internet services) amounted to P$2,249 million, a 6% increase over 9M05.

Voice

Following an increase of 4% in the number of lines in service, Monthly Charges increased by P$32 million or 6% in 9M06 as compared to 9M05, reaching P$533 million. This growth occurred even though no increase has been applied to regulated tariffs.

Local Measured Service and Domestic Long Distance revenues marginally decreased when compared to 9M05 to

3

P$379 million (-2%) and P$336 million (+1%) respectively, while overall traffic volume, measured in minutes, remained basically stable.

In addition, revenues generated by International Telephony reached P$173 million (P$6 million or 4% higher than 9M05) due to an increase in traffic partially offset by marginally lower prices.

Interconnection revenues increased by P$44 million (+24%), reaching P$225 million, driven by mobile traffic transported by and/or terminated in Telecom’s fixed line network.

Internet and Data Transmission

Revenues generated by Data transmission and Internet amounted to P$411 million, an increase of P$69 million, or 20% vs. 9M05. The strong growth in broadband connections has been the most dynamic component of this item.

As of the end of 9M06, Telecom’s ADSL subscribers numbered 375,000 (+187,000 or +99% vs. 9M05). Lines with ADSL connections accounted for more than 9% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 400,000 (+54% or +141,000 subscribers vs. 9M05), as a consequence of the increase of 175,000 broadband subscribers (+136% vs. 9M05) and the decrease of 34,000 dial-up subscribers (-26% vs. 9M05).

This expansion is a consequence of Telecom’s strategy of launching quality products at accessible prices. Also contributing is the new portfolio of data transmission services that permits small and mid-size businesses to access services that previously were only available for large companies.

Directories

Publicom sales amounted to P$20 million in 9M06 (+P$3 million or 18% vs. 9M05), due to the positive evolution of the sales campaigns for advertising space in directories.

Cellular Telephony

4

As of September 30, 2006, the total subscriber base of Personal in Argentina totaled approximately 7.7 million; 2.4 million customers more than those registered as of September 30, 2005 (+45%). It is important to highlight that the postpaid customer base increased by 54%, while the prepaid customer base increased by 40% vs. 9M05.

As of September 30, 2006, approximately 65% of the overall subscriber base was prepaid and 35% was postpaid. Subscribers with GSM technology represented 85% of the overall subscriber base.

Total traffic measured in minutes increased by 37% vs. 9M05. Furthermore, SMS traffic (outgoing messages) increased from an average of 207 million per month during 9M05 to an average of 508 million per month during 9M06 (+145%). Moreover, value-added services continued to gain participation in the overall average monthly revenue per user in Argentina (“ARPU”),.

In this context, Telecom Personal’s revenues in Argentina reached P$2,748 million, increasing P$985 million (+56%) when compared to the same period last year. This positive evolution is the result of both a larger subscriber base and a higher ARPU, the latter increasing to P$39 or by +11% vs. 9M05. In addition, higher handset sales positively contributed to the overall revenue growth.

In a highly competitive and dynamic market environment, Personal continued to develop a commercial approach focused on growth in economic value, by implementing activities to strengthen its brand positioning, with a strategic focus on service quality, and to strengthen its distribution channels throughout the country.

With regards to its product portfolio, Personal upgraded its Blackberry platform, introduced new content offerings (realtones, ringtones, speechtones) and launched a set of tailor-made plans designed for the younger market (such as “Personal Manía”). Finally, Personal launched Mobile Banking services.

Núcleo, Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to P$245 million in 9M06 (+58% when compared to 9M05).

Subscriber base as of September 30, 2006 reached approximately 949.000 (+61% vs. 9M05), with an ARPU increase of 7% over the same period, reaching the equivalent of US$10.

5

Prepaid and Postpaid customers represented 84% and 16%, respectively. GSM subscribers represented 67% of the overall subscriber base.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$4,586 million in 9M06, which represents an increase of P$876 million or 24% over 9M05.

Salaries and Social Security Contributions increased by P$107 million, or 21%, to P$611 million, reflecting wage increases and a headcount increase in line with the general growth of the business.

Taxes amounted to P$380 million, representing an increase of 36%, mainly due to increases in taxes directly calculated as a percentage of the revenues.

Agents and Prepaid Card Commissions increased by P$110 million, or 43% over 9M05, to P$365 million. Advertising costs totaled P$149 million (+54% vs. 9M05). It is important to highlight that this increase in costs is related to the efforts implemented by the Telecom Group to acquire new cellular and internet customers, as well as the increase in the volume of cellular pre paid credit.

The cost of cellular handsets increased by P$264 million over 9M05 to P$655 million in 9M06 mainly due to the increase in handset sales related subscriber growth and TDMA to GSM migration.

TLRD (termination charges in third party cellular networks) and Roaming costs increased by P$107 million from 9M05 (+39%), reaching P$379 million in 9M06, due to the increase in traffic among cellular operators, in line with the significant expansion of the market.

During 9M06, the Allowance for Doubtful Accounts was P$51 million, equal to 1% of net revenues.

Depreciation of Fixed and Intangible Assets decreased by P$79 million to P$1,055 million (+P$33 million in the cellular operation, -P$111 million in the Fixed Telephony business and -P$1 million in the Directories business).

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$412 million, as compared to the P$91 million profit registered in 9M05. The

6

difference is mainly due to foreign exchange fluctuations (-P$753 million), while net financial interest expense decreased by P$177 million.

Interest accrued on financial debt totaled P$278 million (P$180 million of which corresponds to Telecom Argentina).

Net Financial Debt

As of September 30, 2006, Net Debt (Loans before the effect of NPV valuation, minus Cash, Banks, Current Investments and Other credits derived from derivative Investments) amounted to P$3,777 million, a reduction of P$759 million as compared to December 31, 2005. In October 2006, Telecom Argentina prepaid an amount equivalent to 75% of the amortization originally scheduled for October 2009, an amount equal to U$S 104 million.

On October 9, 2006, Standard & Poor’s upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to B+ from B in the international scale and to raA+ from raBBB+ in the local scale, based on the improvement of the financial situation of the Company after the closing of its debt restructuring process, its strong competitive positioning and its operative efficiency indicators.

Consolidated Capital Expenditures

A total amount of P$755 million invested in fixed assets and intangibles during 9M06 was allocated to the cellular business (P$390 million) and the Voice data and Internet business (P$365 million).

The Telecom Group continues to implement an important investment plan with the goal of developing a new generation of services based on the transformation of its networks.

This technological evolution will have a significant effect on the services available for each type of client. Residential subscribers will enjoy a broad portfolio of value-added services, permanent connectivity, entertainment and mobility to meet their communications demands. Business clients will have more flexible tools that will help to improve efficiency and productivity.

Some of the new facilities that the Telecom Group will soon offer to its corporate and residential clients are: Fiber Optic closer to the home; super broadband (20 MB) for internet; data, images & sound in a single access; IP telephony; Satellite & Wi Max internet for remote locations; e-government solutions (such as “digital signature” and remote administrative proceedings) and public security solutions (911).

Conversion of Class “C” to Class “B” shares

7

In accordance with the approvals received at the Shareholders’ Meeting in April 2006, and the authorizations given by the Bolsa de Comercio de Buenos Aires and Comisión Nacional de Valores, a new conversion of Class “C” shares into Class “B” shares was implemented. As a result of this conversion, the capital stock is composed as follows:

Class “A” Shares	502,034,299
Class “B” Shares	440,631,683
Class “C” Shares	41,714,996
Total	984,380,978

***********

8

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina. Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2006, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Mariano Martire 54-11-4968-3718	Gastón Urbina 54-11-4968-6236	Astrid Burger 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

NINE MONTH PERIOD AND THIRD QUARTER - FISCAL YEAR 2006

(In millions of Argentine pesos, except statistical data )

1- Consolidated Balance Sheet

	Sep-30 2006	Dec-31 2005	Δ$	Δ%
Cash, equivalents and investments	887	642	245	38%
Trade receivables	715	705	10	1%
Other current assets	298	195	103	53%

TOTAL CURRENT ASSETS	1,900	1,542	358	23%

Fixed & Intangible assets	6,403	6,723	(320)	-5%
Other non-current assets	376	292	84	29%

TOTAL NON-CURRENT ASSETS	6,779	7,015	(236)	-3%

TOTAL ASSETS	8,679	8,557	122	1%

Accounts payable	1,187	834	353	42%
Loans	1,143	905	238	26%
Reserves	128	110	18	16%
Other current liabilities	359	357	2	1%

TOTAL CURRENT LIABILITIES	2,817	2,206	611	28%

Loans	3,367	3,996	(629)	-16%
Reserves	232	247	(15)	-6%
Other non-current liabilities	158	200	(42)	-21%

TOTAL NON-CURRENT LIABILITIES	3,757	4,443	(686)	-15%

TOTAL LIABILITIES	6,574	6,649	(75)	-1%

Minority Interest	62	41	21	51%
Shareholders’ equity	2,043	1,867	176	9%

TOTAL LIABILITIES AND EQUITY	8,679	8,557	122	1%

2- Consolidated Loans

	Sep-30 2006	Dec-31 2005	Δ$	Δ%
Corporate Bonds	820	761	59	8%
Banks and others	174	39	135	346%
Accrued interest	123	59	64	108%
Derivatives	26	46	(20)	-43%

TOTAL CURRENT LOANS	1,143	905	238	26%

Corporate Bonds	3,351	3,856	(505)	-13%
Banks and others	214	386	(172)	-45%
Net Present Value	(198)	(277)	79	-29%
Derivatives valuation effect	—	31	(31)	-100%

TOTAL NON-CURRENT LOANS	3,367	3,996	(629)	-16%

TOTAL LOANS	4,510	4,901	(391)	-8%

Derivatives valuation effect (Other Credits)	80	—	80
Cash, equivalents and investments	556	642	(86)	-13%

Net financial debt (without NPV effect)	4,072	4,536	(464)	-10%

3- Consolidated Income Statement

Nine - Month Comparison

	Sep-30
	2006	2005	Δ$	Δ%
Net revenues	5,262	4,057	1,205	30%
Cost of services provided	(3,177)	(2,667)	(510)	19%

GROSS PROFIT	2,085	1,390	695	50%

Administrative expenses	(206)	(171)	(35)	20%
Selling expenses	(1,203)	(872)	(331)	38%

OPERATING (LOSS)/PROFIT	676	347	329	95%

Equity income from related companies	6	7	(1)	-14%
Financial and holding results	(412)	91	(503)	-553%
Other expenses, net	(129)	(108)	(21)	19%
Debt Restructuring Results	—	1,424	(1,424)	-100%

RESULTS FROM ORDINARY OPERATIONS	141	1,761	(1,620)	-92%

Taxes on income	38	(134)	172	-128%
Minority interest	(15)	(4)	(11)	275%

NET (LOSS)/INCOME	164	1,623	(1,459)	-90%

Operating (Loss)/Profit before D&A	1,731	1,481	250	17%

As a % of Net Revenues	33%	37%

10	www.telecom.com.ar

4- Consolidated Income Statement

Three -Month Comparison

	Sep-30
	2006	2005	Δ$	Δ%
Net revenues	1,905	1,472	433	29%
Cost of services provided	(1,144)	(962)	(182)	19%

GROSS PROFIT	761	510	251	49%

Administrative expenses	(76)	(52)	(24)	46%
Selling expenses	(428)	(334)	(94)	28%

OPERATING (LOSS)/PROFIT	257	124	133	107%

Equity income from related companies	—	—	—	—
Financial and holding results	(116)	(208)	92	-44%
Other expenses, net	(43)	(58)	15	-26%
Debt Restructuring Results	—	1,439	(1,439)	-100%

RESULTS FROM ORDINARY OPERATIONS	98	1,297	(1,199)	-92%

Taxes on income	(28)	(131)	103	-79%
Minority interest	(5)	(1)	(4)	400%

NET (LOSS)/INCOME	65	1,165	(1,100)	-94%

Operating (Loss)/Profit before D&A	612	509	103	20%

As a % of Net Revenues	32%	35%

5- Consolidated Revenues Breakdown

Nine - Month Comparison

	Sep-30
	2006	2005	Δ$	Δ%
Fixed Telephony	1,665	1,613	52	3%

Measured service
Local	379	386	(7)	-2%
DLD	336	334	2	1%
Monthly charges	533	501	32	6%
Public telephones	100	118	(18)	-15%
Interconnection	225	181	44	24%
Others	92	93	(1)	-1%

International Telephony	173	167	6	4%

Data transmission & Internet	411	342	69	20%

Cellular Telephony	2,993	1,918	1,075	56%

Telecom Personal	2,748	1,763	985	56%

Monthly fee and measured service	633	403	230	57%
Pre-paid card	872	426	446	105%
Calling Party Pays	355	295	60	20%
TLRD *	298	177	121	68%
Handset sales	369	211	158	75%
Others	221	251	(30)	-12%

Núcleo	245	155	90	58%

Monthly fee and measured service	46	34	12	35%
Pre-paid card	120	61	59	97%
Calling Party Pays	29	25	4	16%
TLRD *	30	17	13	76%
Handset sales	5	8	(3)	-38%
Others	15	10	5	50%

Telephone Directories (Publicom)	20	17	3	18%

TOTAL NET REVENUES	5,262	4,057	1,205	30%

*	Charges for the termination of calls of the cellular operators.

6- Consolidated Revenues Breakdown

Three -Month Comparison

	Sep-30
	2006	2005	Δ$	Δ%
Fixed Telephony	568	556	12	2%

Measured service
Local	128	139	(11)	-8%
DLD	119	114	5	4%
Monthly charges	179	170	9	5%
Public telephones	31	38	(7)	-18%
Interconnection	81	63	18	29%
Others	30	32	(2)	-6%

International Telephony	54	57	(3)	-5%

Data transmission & Internet	142	118	24	20%

Cellular Telephony	1,130	731	399	55%

Telecom Personal	1,032	673	359	53%

Monthly fee and measured service	229	152	77	51%
Pre-paid card	356	177	179	101%
Calling Party Pays	125	108	17	16%
TLRD *	110	68	42	62%
Handset sales	141	84	57	68%
Others	71	84	(13)	-15%

Núcleo	98	58	40	69%

Monthly fee and measured service	17	13	4	31%
Pre-paid card	50	24	26	108%
Calling Party Pays	11	9	2	22%
TLRD *	12	6	6	100%
Handset sales	1	3	(2)	-67%
Others	7	3	4	133%

Telephone Directories (Publicom)	11	10	1	10%

TOTAL NET REVENUES	1,905	1,472	433	29%

*	Charges for the termination of calls of the cellular operators.

11	www.telecom.com.ar

7- Consolidated Income Statement by Activities

Nine month period - FY 2006

(In million of Argentine pesos )

	Activities				Variation vs 9M05
	Voice, Data and Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%
NET REVENUES	2,249	2,993	20	5,262	1,205	30%

Salaries and social security contributions	(488)	(116)	(7)	(611)	(107)	21%
Taxes	(128)	(251)	(1)	(380)	(100)	36%
Materials and supplies	(178)	(63)	(6)	(247)	(32)	15%
Doubtful accounts	(12)	(39)	—	(51)	(33)	183%
Interconnection cost	(119)	—	—	(119)	(12)	11%
Settlement charges	(77)	—	—	(77)	(5)	7%
Lease of lines and circuits	(22)	(18)	—	(40)	(6)	18%
Service fees	(76)	(95)	—	(171)	(64)	60%
Advertising	(37)	(109)	(3)	(149)	(52)	54%
Agent and Prepaid card commissions	(16)	(349)	—	(365)	(110)	43%
Cost of cellular handsets	—	(655)	—	(655)	(264)	68%
Roaming and TLRD	—	(379)	—	(379)	(107)	39%
Others	(131)	(154)	(2)	(287)	(63)	28%

Operating (Loss)/Profit before D&A	965	765	1	1,731	250	17%
Operating (Loss)/Profit before D&A Margin	43%	26%	5%	33%
Depreciation of fixed assets	(709)	(309)	—	(1,018)	82	-7%
Amortization of intangible assets	(8)	(29)	—	(37)	(3)	9%

OPERATING RESULTS	248	427	1	676	329	95%

EQUITY INCOME FROM RELATED COMPANIES	—	6	—	6	(1)	-14%

FINANCIAL AND HOLDING INCOME	(317)	(96)	1	(412)	(503)	-553%

OTHER EXPENSES, NET	(80)	(47)	(2)	(129)	(21)	19%

DEBT RESTRUCTURING INCOME	—	—	—	—	(1,424)	-100%

INCOME FROM ORDINARY OPERATIONS	(149)	290	—	141	(1,620)	-92%

Taxes on income	44	(7)	1	38	172	-128%
Minority interest	—	(15)	—	(15)	(11)	275%

NET (LOSS)/INCOME	(105)	268	1	164	(1,459)	-90%

Consolidated Income Statement by Activities

Nine month period - FY 2005

(In million of Argentine pesos )

	Activities
	Voice, Data and Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	2,122	1,918	17	4,057

Salaries and social security contributions	(412)	(83)	(9)	(504)
Taxes	(122)	(157)	(1)	(280)
Materials and supplies	(153)	(58)	(4)	(215)
Doubtful accounts	(4)	(15)	1	(18)
Interconnection cost	(107)	—	—	(107)
Settlement charges	(72)	—	—	(72)
Lease of lines and circuits	(22)	(12)	—	(34)
Service fees	(57)	(50)	—	(107)
Advertising	(29)	(66)	(2)	(97)
Agent and Prepaid card commissions	(13)	(242)	—	(255)
Cost of cellular handsets	—	(391)	—	(391)
Roaming and TLRD	—	(272)	—	(272)
Others	(117)	(103)	(4)	(224)

Operating (Loss)/Profit before D&A	1,014	469	(2)	1,481
Operating (Loss)/Profit before D&A Margin	48%	24%	-12%	37%
Depreciation of fixed assets	(821)	(278)	(1)	(1,100)
Amortization of intangible assets	(7)	(27)	—	(34)

OPERATING RESULTS	186	164	(3)	347

EQUITY INCOME FROM RELATED COMPANIES	7	—	—	7

FINANCIAL AND HOLDING INCOME	172	(82)	1	91

OTHER EXPENSES, NET	(82)	(24)	(2)	(108)

DEBT RESTRUCTURING INCOME	1,424	—	—	1,424

INCOME FROM ORDINARY OPERATIONS	1,707	58	(4)	1,761

Taxes on income	(172)	37	1	(134)
Minority interest	—	(4)	—	(4)

NET (LOSS)/INCOME	1,535	91	(3)	1,623

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER - FISCAL YEAR 2006

(In millions of Argentine pesos)

8- Balance Sheet

	Sep-30 2006	Dec-31 2005	Δ$	Δ%
Cash, equivalents and investments	656	558	98	18%
Trade receivables	343	349	(6)	-2%
Other current assets	60	36	24	67%

TOTAL CURRENT ASSETS	1,059	943	116	12%

Other Trade receivables	237	169	68	40%
Fixed & Intangible assets	4,206	4,601	(395)	-9%
Investments	858	829	29	3%
Other non-current assets	19	21	(2)	-10%

TOTAL NON-CURRENT ASSETS	5,320	5,620	(300)	-5%

TOTAL ASSETS	6,379	6,563	(184)	-3%

Accounts payable	449	399	50	13%
Loans	880	819	61	7%
Reserves	69	54	15	28%
Other current liabilities	193	193	—	0%

TOTAL CURRENT LIABILITIES	1,591	1,465	126	9%

Loans	2,349	2,802	(453)	-16%
Compensation and social benefits payable	30	30	—	0%
Others liabilities	213	258	(45)	-17%
Reserves	153	141	12	9%

TOTAL NON-CURRENT LIABILITIES	2,745	3,231	(486)	-15%

TOTAL LIABILITIES	4,336	4,696	(360)	-8%

Shareholders’ equity	2,043	1,867	176	9%

TOTAL LIABILITIES AND EQUITY	6,379	6,563	(184)	-3%

9- Income Statement

Nine - Month Comparison

	30-Sep
	2006	2005	Δ$	Δ%
Net revenues	2,495	2,292	203	9%
Cost of services provided	(1,439)	(1,435)	(4)	0%

GROSS PROFIT	1,056	857	199	23%

Administrative expenses	(122)	(105)	(17)	-16%
Selling expenses	(449)	(399)	(50)	-13%

OPERATING (LOSS)/PROFIT	485	353	132	37%

Equity income from related companies	21	(82)	103	126%
Financial & holding results	(318)	177	(495)	-280%
Other incomes & expenses	(68)	(77)	9	12%
Debt Restructuring Results	—	1,424	(1,424)

RESULTS FROM ORDINARY OPERATIONS	120	1,795	(1,675)	-93%

Taxes on income	44	(172)	216	-126%

NET (LOSS)/INCOME	164	1,623	(1,459)	-90%

Operating (Loss)/Profit before D&A	1,201	1,181	20	2%

As a % of Net Revenues	48%	52%

10- Income Statement

Three -Month Comparison

	30-Sep
	2006	2005	Δ$	Δ%
Net revenues	854	793	61	8%
Cost of services provided	(484)	(498)	14	3%

GROSS PROFIT	370	295	75	25%

Administrative expenses	(43)	(29)	(14)	-48%
Selling expenses	(159)	(136)	(23)	-17%

OPERATING (LOSS)/PROFIT	168	130	38	29%

Equity income from related companies	29	(40)	69	173%
Financial & holding results	(93)	(159)	66	42%
Other incomes & expenses	(25)	(43)	18	42%
Debt Restructuring Results	—	1,439	(1,439)

RESULTS FROM ORDINARY OPERATIONS	79	1,327	(1,248)	-94%

Taxes on income	(14)	(162)	148

NET (LOSS)/INCOME	65	1,165	(1,100)	-94%

Operating (Loss)/Profit before D&A	404	410	(6)	-1%

As a % of Net Revenues	47%	52%

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 13, 2006	By:	/s/ Gerardo Werthein
			Name:	Gerardo Werthein
			Title:	Vice-President